As filed with the Securities and Exchange Commission on April 29, 2008

Registration No. 333-139401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2 on

FORM S-3
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBALSCAPE, INC.

(Exact name of registrant as specified in its charter)

State of Delaware	7372	74-2785449
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6000 Northwest Parkway, Suite 100
San Antonio, Texas 78249
(210) 308-8267

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kelly E. Simmons, President and Chief Financial Officer
GlobalSCAPE, Inc.
6000 Northwest Parkway, Suite 100
San Antonio, Texas 78249
(210) 308-8267

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven R. Jacobs

Jackson Walker L.L.P.

112 East Pecan Street, Suite 2400

San Antonio, Texas 78205

Telephone:  (210) 978-7700

Facsimile: (210) 978-7790

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to the General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 is being filed to convert the registration statement on Form S-1 (No. 333-139401) into a registration statement on Form S-3.  The Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3.  All filing fees payable in connection with the registration of the sale of these securities were previously paid in connection with the filing of the original registration statement on Form S-1.

PROSPECTUS

4,687,000 Shares

GlobalSCAPE, inc.

Common Stock

This prospectus relates to resales of up to 4,687,000 shares of our common stock consisting of (i) 3,415,000 shares of common stock and (ii) 1,272,000 shares of common stock issuable upon exercise of warrants.  A total of 3,380,000 shares of common stock and 1,352,000 warrants were originally sold to the Selling Stockholders in a transaction that was completed on November 16, 2006.  The warrants have a 5-year term.  During 2007, warrants to purchase a total of 80,000 shares were exercised in a “cashless” exercise resulting in the issuance of 35,000 shares of common stock.

The shares of common stock to which this prospectus relates may be sold from time to time by and for the account of the Selling Stockholders named in this prospectus or in supplements to this prospectus.  The Selling Stockholders may sell all or a portion of these shares from time to time in market transactions, in negotiated transactions or otherwise.  See “Plan of Distribution” on page 20 for additional information on the methods of sale.

We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders.  We may, however, receive cash proceeds upon the exercise of warrants to purchase 1,272,000 shares of common stock with an exercise price of $3.15 per share held by the Selling Stockholders.  If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.0 million.

Our common stock is quoted on the American Stock Exchange under the symbol “GSB.” On April 28, 2008, the last reported sales price of our common stock on the American Stock Exchange was $2.22 per share.

Investing in these securities involves risks.  You should carefully review the information contained in this prospectus under the heading “Risk Factors” beginning on page 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                         , 2008.

TABLE OF CONTENTS

SUMMARY	1

RISK FACTORS	7

USE OF PROCEEDS	16

MARKET FOR OUR COMMON STOCK	16

DIVIDEND POLICY	17

SELLING STOCKHOLDERS	17

PLAN OF DISTRIBUTION	20

DESCRIPTION OF CAPITAL STOCK	22

SHARES ELIGIBLE FOR FUTURE SALE	25

LEGAL MATTERS	27

EXPERTS	28

WHERE YOU CAN FIND MORE INFORMATION	28

i

Preliminary Notes

GlobalSCAPE®, CuteFTP®, CuteFTP Pro®, CuteMX®, CuteZIP®, CuteSite Builder®, PureCMS®, CuteHTMn® and CuteMAP® are registered trademarks of GlobalSCAPE, Inc., GlobalSCAPE Secure FTP Server™, GlobalSCAPE Transfer Engine™, and GlobalSCAPE Enhanced File Transfer Server™ are trademarks of GlobalSCAPE, Inc.  Other trademarks and tradenames in this prospectus are the property of their respective owners.

In this prospectus, we use the following terms:

“FTP” or File Transfer Protocol is a protocol used to transfer files over the internet.

“HTTP” or Hyper Text Transfer Protocol is a protocol commonly used to transfer hypertext documents between a web server and a web browser.

“S/Key” is a security system in which a one-time challenge-response password scheme is used to authenticate access to data.  The purpose of S/Key is to eliminate the need for the same password to be sent over a network each time a password is needed for access.

“SSH/2” or Secure Shell is a protocol that provides encrypted network communications between two computers.

“SSL” or Secure Socket Layer uses cryptography to encrypt data between the web server and the web browser.

Forward Looking Information

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  “Forward-looking statements” are those statements that are not of historical fact, but describe management’s beliefs and expectations.  We have identified many of the forward-looking statements in this prospectus by using words such as “anticipate,” “believe,” “could,” “estimate,” “may,” “expect,” and “intend.”  Although we believe these beliefs and expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in the “Risk Factors” section of this prospectus and other documents filed with the Securities and Exchange Commission.  Therefore, our actual results could differ materially from those discussed in this prospectus and such other documents.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock.  You should read the entire prospectus carefully, including the “Risk Factors” section and the information incorporated by reference from our other filings with the SEC.

GlobalSCAPE

We develop and distribute secure managed file transfer, or MFT, software for individuals and business users to safely send files over the internet.  We have also developed Wide-Area File System, or WAFS, collaboration and Continuous Data Protection, or CDP, software which further enhance the ability to share and backup files within the infrastructure of a company’s wide and local area networks, or WAN and LAN at WAN and LAN speeds.  Our MFT products ensure the privacy of critical information such as financial data, medical records, customer files and other similar documents.  In addition, these products ensure compliance with government regulations relating to the protection of information while allowing users to reduce IT costs, increase efficiency, track and audit transactions and automate processes.  Our WAFS and CDP products provide data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery to our customers.  We believe that we are uniquely positioned to provide secure transfer, sharing, and replication of files that need to be transmitted inside the user’s firewall to distributed offices, or outside the user’s firewall to business and trading partners.

Our initial product, CuteFTP, a file transfer protocol client program used mostly by individuals and small businesses, was first distributed in 1996 over the internet and has achieved significant success and popularity.  We built on this success by steadily adding complementary products such as the enterprise versions of our file transfer programs, Secure FTP Server and Enhanced File Transfer Server, and establishing an internal sales organization and reseller network.  We believe we now have a reputation as a provider of easy-to use, affordable file transfer and collaboration software for individual, small business and enterprise users.  Since 2000, we have focused on enhancing our portfolio of products to meet the increasing demand for data security, overcoming the challenges of latency and bandwidth limitations for supporting branch offices and geographically distributed locations, allowing enterprises to backup data across their LAN and WAN as changes are made, and offering solutions that permit non-technical personnel to contribute content to their organizations’ Web sites.  Our software is used worldwide across a wide range of industries.  Through the end of 2007, we had distributed over 1.9 million software licenses to our customer base which includes individual consumers, small to medium-sized businesses, as well as some of the largest corporations in the world.

We are a Delaware corporation and were incorporated in 1996.  Our offices are located at 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249.  Our phone number is (210) 308-8267 and our website is located at www.globalscape.com.  Information contained on our website is not part of this prospectus.

Products

Our products include Windows®-based, Mac based, browser-based and server software applications.

FTP Client Programs

File transfer protocol, or FTP, is the language used for file transfers from computer to computer across the internet.  FTP is most commonly used to download a file from a server using the internet or to upload a file to a server.

CuteFTP.  CuteFTP is a “client-side” program, meaning that it permits a user to request a file from or send a file to an FTP server or host computer.  The user base for this program ranges from corporate IT professionals who use it to transfer data between locations via the internet, to individual Web site operators who use it to upload their Web pages to their Web hosting provider.  CuteFTP simplifies use of file transfer protocol by hiding the technical processes behind a user-friendly, graphical interface, which allows users to “drag `n drop” files between computers.  CuteFTP has won several awards, including the CNet Editors’ Choice award, and has been favorably reviewed in leading online and print trade journals such as PC Magazine, WindowsNT, Yahoo Internet Life, CNet’s Download.com and Tucows, as being the most powerful, easy-to-use file transfer protocol program available.  We offer CuteFTP in German, French, Spanish, Japanese and Traditional and Simplified Chinese.  CuteFTP was first released in February 1995 by its original author, and was first distributed as a commercial product by GlobalSCAPE in April 1996.  In October 2003, GlobalSCAPE released CuteFTP Mac, our easy-to use FTP client for the Macintosh operating system.  CuteFTP Mac incorporates many of the popular features of CuteFTP for Windows, while adhering to Apple’s Aqua® interface and usability guidelines.

CuteFTP Pro.  CuteFTP Pro is a secure FTP client program designed for advanced users and information technology professionals.  CuteFTP Pro incorporates standards for encrypting data during transport and at rest, accelerating transfer of large files, and automating common file transfer tasks.  It includes various features attractive to advanced users such as multi-part and concurrent file transfers to maximize transfer speed, scheduled file transfers, automated site backups and scripting ability for automating FTP tasks.  CuteFTP Pro has been favorably reviewed by leading online publications including CNet’s Download.com, ZDNet and PC Review.  CuteFTP Pro was released in March 2001 and CuteFTP MAC Pro was released in April 2004.

File Transfer Servers

FTP transfers require two software programs: a client program to start a transfer and a server to accept the connection.  Our file transfer server programs are designed to provide business with increased security and speedier file transport when compared to e-mail.

Secure FTP Server.  Secure FTP Server complements CuteFTP Pro and other professional FTP clients by enabling encrypted transfers using SSL, SSH2 and advanced S/KEY password encryption.  When used with CuteFTP Pro, Secure FTP Server offers a complete digital certificate management system, giving system administrators the ability to create, sign, import, export and add digital certificates, as well as kick off back-end processes.  The latter functionality can be used as a partial or total replacement for more complex enterprise-level electronic data interchange systems, or EDI.  Additional features include full remote management capability, the ability to operate multiple FTP sites with unique directory structures from a single server and manage user accounts with advanced restriction settings for maximum security and control.  Secure FTP Server has been favorably reviewed by leading online publications including Server Watch and File Forum.  GlobalSCAPE Secure FTP Server was first released in January 2002.

Enhanced File Transfer Server.  Enhanced File Transfer Server, EFT, is an enterprise file server, building on the base features of Secure FTP Server by providing digital certificate management, multiple secure protocols, remote administration, flexible authentication choices, extensive automation and advanced security options.  The latest version, EFT Server 5, helps customers achieve regulatory compliance with Payment Card Industry, or PCI, Data Security Standard, or DSS, by providing hardened security settings and compliance reporting options.  EFT also offers modules that can be integrated into the base software such as DMZ Gateway, which provides a multi-tiered security solution for traversing network walls; OpenPGP, a dual-key encrypted storage solution; Secure Ad-Hoc, which is an alternative solution to e-mail for sending large file attachments; and auditing and reporting of server transactions.

Data Replication Products

Businesses with multiple locations have a need to access data in a timely, efficient manner and to be able to move and share data throughout their organizations.  Our data replication products allow users to maintain and synchronize their live data files in multiple remote server locations and to restore data to any point in time.

Wide Area File System (WAFS).  Our Wide Area File System product delivers a unified and accelerated file access system, instant file-sharing and server-to-server mirroring across any distance, with full coherency and at LAN access speeds.  WAFS delivers a true wide area file solution for any distance, and any number and any complexity of files.  Continuous, real-time multi-directional acceleration and mirroring technology ensures that data exists in multiple places simultaneously and in complete synchronization, no matter where a change in any file is made.  The data mirrors between servers on the LAN, virtual private network, or VPN, or crossing firewalls in real time.  In addition, users can leverage file locking capabilities across the LAN and WAN.  Our WAFS ensures bandwidth efficient WAN utilization; that users have access to the most recent data.  The off-line mode ensures continued data access in the event of WAN or server outage.  Our WAFS software is easy to deploy and manage remotely.

CDP.  Our continuous backup software inexpensively delivers true real-time continuous data protection.  Our software-only solution supports the ability to backup any number of branch servers or remote laptops to one or more centrally located systems.  CDP transparently and continuously captures data from local and remote servers, eliminating the backup window and restoring data rapidly.  Bandwidth requirements are minimal since only file differences are transferred to the backup system.

Enterprise.  Enterprise is designated for companies that need both WAFS or multi-directional mirroring and real-time backup.  It includes all the features of the entire WAFS and CDP product line.

Internet Products

We offer a variety of software products that can be purchased and downloaded directly from our automated website.  These products range in price from $3.99 to $249.00 for a single license.  These products are easy to install and use, making them good products to attract users to our website.

Maintenance and Support

We offer maintenance and support contracts for all of our products which includes content, upgrades and technical support.  Standard technical support is limited to the reporting and correction of product defects and installation and configuration assistance.  CuteFTP, EFT Server, and Secure Server support is available 8:00 AM to 6:00 PM US Central Time, Monday-Friday, excluding major US holidays.  WAFS and CDP support is available 8:00 AM to 5:30 US Eastern Time, Monday-Friday, excluding major US holidays.

Strategy

Our goal is to build upon our successful market position in FTP, WAFS and CDP, to provide business users with secure and efficient solutions for their growing file access, file transfer, and data replication and protection needs.  For example, in 2007, we introduced upgrades to EFT 5.0, CuteFTP 8.0, the Secure Ad Hoc Transfer module, and the HS-PCI module ensuring compliance with DSS.  We continue to enhance and develop high quality, affordable software that enables organizations and individuals to easily create, move and manage Web and file-based data in a secure, collaborative environment.  We have successfully established a brand in the market for internet software productivity tools with our file management products, CuteFTP and CuteFTP Pro.  We believe that our continued growth will come not only through the further development of our SecureFTP Server and Enhanced File Transfer products and the growing demand for file security when transferring information across the internet, but also through the aggressive sales and marketing of our WAFS and CDP products, which we believe represent two high growth markets.  Based upon estimates by Gartner, Inc., and other consulting groups in our markets, we believe that the WAN optimization/WAFS market is currently $300 million annually and growing at 20% - 30% per year, and the CDP market is of similar size but in the early stages of adoption and growing rapidly.  In addition, we believe that the WAFS and CDP products are highly complementary to our traditional Secure File Transfer products facilitating cross sales and new customer penetration.

GlobalSCAPE believes that our products represent a low cost solution for businesses for their access, secure file transfer, and data replication and protection requirements because we do not require the purchase of a whole suite of products.  Our Secure FTP Server, Enhanced File Transfer, WAFS and CDP products offer modules to form the comprehensive solutions needed by businesses to solve their particular needs.  Maintenance and support agreements are purchased with most of our higher-end server products by businesses.  We will also continue to market our content management solutions that help non-technical professionals manage their organization’s Web sites without reliance on information technology professionals.

Key elements of our strategy are:

Continue to enhance and develop our products.  Corporate and individual users are increasingly concerned with security and data replication and protection.  We have added the EFT enterprise solution to our product line for businesses to meet the needs of security issues when transferring files in and out of their servers across the internet and we acquired Availl in 2006 in order to offer customers a data replication and protection solution.  We believe that the future success of our business will be dependent upon our ability to improve our current products and to introduce new products, through research and development, innovations by our employees, strategic partnerships, and acquisitions.  We intend to accelerate the development and improvement of our current products throughout 2008 to meet the demand for file transfer security and data replication and protection through Enhanced File Transfer Server, WAFS and CDP and to consumers and smaller businesses through our other well known FTP products, CuteFTP Home and CuteFTP Professional and Secure FTP Server.

Pursue strategic product and acquisition opportunities.  We will continue to look for opportunities to develop, acquire or add synergistic products or technologies that enhance the success of these products.  In 2005, we added modules and further developed our Secure FTP Server and EFT products.  In September 2006, we acquired Availl which allowed us to add our WAFS and CDP products.  We continue to seek potential acquisitions and strategic partnerships.

Continue to develop a more robust reseller channel.  During 2007, we continued our emphasis on the development of third party reseller channels by hiring sales people with reseller sales backgrounds and developing relationships with new resellers.  In particular, we attempt to reach “value-added” resellers such as system design consultants.  We believe sales will be significantly enhanced if we are able to recruit numerous resellers who have existing relationships with prospective customers.

Increase our maintenance and support business.  Maintenance and support contracts are an important part of our product offering for our Enhanced File Transfer Server, WAFS and CDP.  Our maintenance and support revenues increased by 171% from 2005 to 2006, and 112% from 2006 to 2007.

Develop internal sales staff.  During 2007, we continued the development of our internal direct sales force to better sell more complex products, such as Enhanced File Transfer, Secure FTP Server, WAFS and CDP.  We intend to continue to develop our sales staff through additional employees, further training and certification.

Continue to develop online marketing capabilities.  We believe we have significant expertise in driving online sales via online marketing activities, including product placement on third party sites such as search engines and referral sites, and electronic mail campaigns.  This type of sales activity is particularly well suited to certain lower priced products because of the lower cost of sale.  We intend to continue to leverage our established Web presence to drive online sales as well as supporting direct and reseller sales efforts.

The Offering

Common stock offered by Selling Stockholders	4,687,000 shares

Use of proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders. We did receive $3.4 million of gross proceeds, before expenses, from the sale of 3,380,000 shares of common stock and warrants to purchase 1,352,000 shares of common stock pursuant to the securities purchase agreement of which we used $3.2 million to repay indebtedness under our term loan. We have repaid all amounts outstanding under the term loan. The term loan bore interest at 1.25% above Silicon Valley Bank’s prime rate and matured on September 22, 2009. The proceeds of the term loan were used to pay the cash portion of the purchase price in the Availl acquisition. We may also receive cash proceeds upon the exercise of 1,272,000 warrants to purchase common stock which remain outstanding with an exercise price of $3.15 held by the Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.0 million. See “Use of Proceeds” on page 16.

AMEX Symbol	GSB

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk.  You should consider carefully the following risk factors in addition to the other information contained in this prospectus before making a decision to invest in our common stock.

Risks Related to Operations

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis.  We have in the past incurred, and we believe that we will continue to incur, significant research and development expenses as we strive to remain competitive.  New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges, including:

•                                          Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected.

•                                          Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers.

•                                          Extending the operation of our products and services to new platforms and operating systems.

•                                          Entering into new or unproven markets with which we have limited experience.

•                                          Managing new product and service strategies, including integrating our various security and file replication technologies, management solutions, customer service and support into unified enterprise security and file replication solutions.

•                                          Incorporating acquired products and technologies.

•                                          Developing or expanding efficient sales channels.

•                                          Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems.

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, we could have expended substantial resources and capital without realizing sufficient revenues in return, and our business and operating results could be adversely affected.

Fluctuations in demand for our products and services are driven by many factors and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including competition, product obsolescence, technological change, budget constraints of our actual and potential customers, level of broadband usage, awareness of security threats to IT systems, and other factors.  While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales.  If demand for our products declines, our revenues and gross margin could be adversely affected.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

We sell our products to customers primarily through our direct sales force and through resellers.  Sales through these different channels involve distinct risks, including the following:

Direct Sales.  A significant portion of our revenues is derived from sales by our direct sales force to end-users.  Special risks associated with this sales channel include:

•                                          Longer sales cycles associated with direct sales efforts.

•                                          Difficulty in hiring, retaining, and motivating our direct sales force.

•                                          Substantial amounts of training for sales representatives to become productive, including regular updates to cover new and revised products.

Indirect Sales Channels.  A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers.  This channel involves a number of risks, including:

•                                          Our lack of control over the timing of delivery of our products to end-users.

•                                          Our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers.

•                                          Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause.

•                                          Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures or bugs may occur, especially when products are first introduced or when new versions are released.  Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products.  Our customers’ computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming.  In addition, despite testing by us and others, errors, failures or bugs may not be found in new products or releases until after commencement of commercial shipments.  In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and have experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or bugs in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others.  Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products.  In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer’s systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed.  Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units and technologies.  Acquisitions involve a number of special risks and challenges, including:

•                                          Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies into our existing business, sales force, employee base, product lines, and technology.

•                                          Diversion of management time and attention from our existing business and other business opportunities.

•                                          Loss or termination of employees, including costs associated with the termination or replacement of those employees.

•                                          Assumption of debt or other liabilities of the acquired business, including litigation related to alleged liabilities of the acquired business.

•                                          The incurrence of additional acquisition-related debt as well as increased expenses and working capital requirements.

•                                          Dilution of stock ownership of existing stockholders, or earnings per share.

•                                          Increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act.

•                                          Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense.

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or may undergo other adverse effects that we currently do not foresee.  To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations.  We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitions in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions.  In addition, because acquisitions of high technology companies are inherently risky, no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition.

We utilize “open source” software in some of our products.

The open source software community develops software technology for free use by anyone.  We have relied on open source technology for the encryption features in our CuteFTP Pro and Secure FTP Server products.  Our reliance on open source code software may impose limitations on our ability to commercialize our solution and may subject us to possible intellectual property litigation.

We incorporate a limited amount of open source code software into our products, and we may use more open source code software in the future.  Open source code may impose limitations on our ability to commercialize our products because, among other reasons, open source license terms may be ambiguous and may result in unanticipated obligations regarding our solution, and open source software cannot be protected under trade secret law.  In addition, it may be difficult for us to accurately determine the developers of the open source code and whether the acquired software infringes third-party intellectual property rights.  As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software.  Claims of infringement or misappropriation against us could be costly for us to defend and could require us to seek to obtain licenses from third parties in order to continue offering our solution, to re-engineer our solution or to discontinue the sale of our solution in the event re-engineering could not be accomplished on a timely basis.  If this occurs, our business and operating results could be harmed.

In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products.  We use a limited amount of open source software in our solution and may use more open source software in the future.  As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software.  Any of this litigation could be costly for us to defend, hurt our results of operations and financial condition or require us to devote additional research and development resources to change our solution.

If we lose key personnel we may not be able to execute our business plan.

Our future success depends on the continued services of key members of our management team.  These individuals are difficult to replace because of the intense competition for similarly skilled people.  In addition, new members of the management team may not be productive for weeks or months as they learn about our products and the administration within GlobalSCAPE.

We may not be able to compete effectively with larger, better-positioned companies, resulting in lower margins and loss of market share.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements.  If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a drop in revenues that could adversely affect our business and operating results.  To compete successfully, we must maintain a successful research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategy, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets.  If we are unsuccessful in responding to our competitors or to changing technological and customer demands, we could experience a negative effect on our competitive position and our financial results.

We compete with a variety of companies who have significantly greater revenues and financial resources than GlobalSCAPE as well as greater personnel and technical resources.  For example, CuteFTP and CuteFTP Pro compete with products offered by Ipswitch, Inc. and Microsoft Corporation, EFT competes with products from Sterling Commerce and several other vendors, and WAFS competes with Riverbed Technology which recently completed an initial public offering.  Large companies may be able to develop new technologies more quickly than we can, to offer a broader array of products, and to respond more quickly to new opportunities, industry standards or customer requirements.  For example, Sterling Commerce receives approximately $50 million in maintenance contract revenue annually, providing them with significant resources for product development and marketing.  Some competitors may also be able to adopt more aggressive pricing strategies.  For example, Ipswitch gives an older version of its file transfer protocol program away for free for non-commercial use, and Microsoft includes file transfer protocol functionality in its internet browser, which it distributes for free.  Increased competition may result in lower operating margins and loss of market share.  Additional competitors may enter the market and may have significantly greater capabilities and resources than we do.

It may be difficult for us to recruit software developers and other technical and management personnel because we are a relatively small company.

We compete intensely with other internet software development and distribution companies internationally to recruit and hire from a limited pool of qualified personnel.  Some qualified candidates prefer to work for larger, better known companies..  In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation.  The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees.  In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and recent changes in accounting rules require us to treat the issuance of employee stock options and other forms of equity-based compensation as compensation expense.  As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel.  If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

Key personnel have left our company in the past and there likely will be additional departures of key personnel from time to time in the future.  The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations.  In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

Our ability to develop our software will be seriously impaired if we are not able to use our foreign subcontractors.

We rely on foreign subcontractors to help us develop our software.  If these programmers decided to stop working for us, or if we were unable to continue using them because of political or economic instability, we would have difficulty finding comparably skilled developers.  In addition, we would likely have to pay considerably more for the same work, especially if we used U.S. personnel.  If we could not replace the programmers, it would take us significantly longer to develop our products.

We may incur losses as we attempt to expand our business.

We intend to expand our business and therefore expect to expend significant additional resources on developing our sales force, developing a more robust reseller program, research and development, marketing and product development.  As a result, we may need to expend significant resources to accomplish these goals.  If we fail to successfully develop and market new products or improve our direct and channel sales results, we may not be able to achieve the necessary revenue growth and may not be profitable.

Our operations are vulnerable to security breaches that could harm the quality of our products and services or disrupt our ability to deliver our products and services.

Third parties may breach our system security and damage our products and services or misappropriate confidential customer information.  This might cause us to lose customers, or even cause customers to make claims against us for damages.  In addition, we may be required to expend significant resources to protect against security breaches and/or to address problems caused by such breaches.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services with many of our products.  We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services.  We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers.  Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

Our products may expose customers to invasion of privacy, causing customer dissatisfaction.

Our Secure FTP Server and Enhanced File Transfer are intended to provide outsiders access to a customer’s computer, making the customer vulnerable to security breaches, which could result in the loss of their privacy or property.  Customers suffering invasions of privacy or other harm could result in customer dissatisfaction and possible claims against us for any resulting damages.

Risks Related to Stock Ownership

Our stock price is/may be volatile.

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

•                                          Quarter-to-quarter variations in results of operations;

•                                          Our announcements of new products;

•                                          Our competitors’ announcements of new products;

•                                          Our product development or release schedule;

•                                          General conditions in the software industry; and

•                                          Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high-technology sectors of the market.  This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies.  The broad market fluctuations may adversely affect the market price of our common stock.

Accounting charges may cause fluctuations in our quarterly financial results.

Our financial results may be affected by non-cash and other accounting charges, including:

•                                          Amortization of intangible assets, including acquired product rights

•                                          Impairment of goodwill

•                                          Stock-based compensation expense

•                                          Restructuring charges

•                                          Impairment of long-lived assets

For example, in connection with our acquisition of Availl in 2006, we have recorded approximately $5.2 million of acquired product rights and other intangible assets and $4.6 million of goodwill.  We have recorded and will continue to record future amortization charges with respect to a portion of these intangible assets.  In addition, we will evaluate our long-lived assets, including property and equipment, goodwill, acquired product rights, and other intangible assets, whenever events or circumstances occur which indicate that these assets might be impaired.

We do not pay dividends on our common stock.

We have not paid a dividend on our common stock and have no plan to do so in the near future.  In addition, the terms of our revolving credit facility prohibit the payment of dividends.

Anti-takeover provisions in our charter and Delaware law could inhibit others from acquiring us.

Some of the provisions of our certificate of incorporation and bylaws and in Delaware law could, together or separately:

•                                          discourage potential acquisition proposals;

•                                          delay or prevent a change in control; and

•                                          limit the price that investors may be willing to pay in the future for shares of our common stock.

In particular, our certificate of incorporation and bylaws prohibit stockholders from voting by written consent or calling meetings of the stockholders.  We are also subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined in the statute, for a period of three years following the date on which the stockholder became an interested stockholder.

Our directors and executive officers continue to have substantial control over us

Our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 46% of our outstanding common stock at

December 31, 2007.  As a result, these stockholders, acting together, would have the ability to control GlobalSCAPE and direct its policies including the outcome of matters submitted to our stockholders for approval, such as the election of directors and any merger, consolidation or sale of all or substantially all of our assets.  In addition, our certificate of incorporation and bylaws provide for our Board of Directors to be divided into three classes of directors serving staggered three-year terms.  As a result, approximately one-third of our Board of Directors will be elected each year.

Stockholders’ ownership of our stock may be significantly diluted, affecting the value of the stock.

There were options for 1,965,434 shares outstanding under our employee stock option plans as of April 28, 2008, of which 846,766 were vested as of April 28, 2008.  We have filed registration statements under the Securities Act, covering stock issued upon the exercise of options by non-affiliates, and we may file a registration statement covering options held by affiliates as well.  If we do not file a registration statement covering affiliates, affiliates who exercise their options may choose to sell the stock under an exemption from registration, such as Rule 144 under the Securities Act.  The exercise of these options and sale of the resulting stock could depress the value of our stock.

Risks Related to Legal Uncertainty

We are vulnerable to claims that our products infringe third-party intellectual property rights particularly because our products are partially developed by independent parties.

We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others.  This risk is exacerbated by the fact that some of the code in our products is developed by independent parties or licensed from third parties over whom we have less control than we exercise over internal developers.  In addition, we expect that infringement claims against software developers will become more prevalent as the number of products and developers grows and the functionality of software programs in the market increasingly overlaps.  Claims of infringement could require us to re-engineer our products or seek to obtain licenses from third parties in order to continue offering its products.  In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim could place a significant strain on our financial resources and harm our reputation.

We may not be able to protect our intellectual property rights.

Our software code, and trade and service marks are some of our most valuable assets.  Given the global nature of the internet and our business, we are vulnerable to the misappropriation of this intellectual property, particularly in foreign markets, such as China and Eastern Europe, where laws or law enforcement practices are less developed.  The global nature of the internet makes it difficult to control the ultimate destination or security of our software, making it more likely that unauthorized third parties will copy certain portions of our proprietary information or reverse engineer the proprietary information used in its programs.  If our proprietary rights were infringed by a third-party, and we did not have adequate legal recourse, our ability to earn profits, which are highly dependent on those rights, would be severely diminished.

Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of our trademarks.

Our various trademarks are important to our business.  If we were to lose the use of any of our trademarks, our business would be harmed and we would have to devote substantial resources towards developing an independent brand identity.  Defending or enforcing our trademark rights at a local and international level could result in the expenditure of significant financial and managerial resources.

USE OF PROCEEDS

The Selling Stockholders will receive all proceeds from the sale of the shares of common stock offered by this prospectus.  We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.  We did receive $3.4 million of gross proceeds, before expenses, from the sale of 3,380,000 shares of common stock and warrants to purchase 1,352,000 shares of common stock pursuant to the securities purchase agreement of which we used $3.2 million to repay indebtedness under our term loan.  We have repaid all amounts outstanding under the term loan.  The term loan bore interest at 1.25% above Silicon Valley Bank’s prime rate and matured on September 22, 2009.  The proceeds of the term loan were used to pay the cash portion of the purchase price in the Availl acquisition.  We may also receive cash proceeds upon the exercise of 1,272,000 warrants to purchase our common stock with an exercise price of $3.15 per share held by the Selling Stockholders.  If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.0 million, which will be used for general corporate purposes.

MARKET FOR OUR COMMON STOCK

Our common stock is listed on the American Stock Exchange under the symbol GSB and began trading on July 19, 2007.  As of December 31, 2008, there were approximately 2,371 holders of record of our common stock.  The table below sets forth the quarterly high and low bid prices for our common stock for the last three fiscal years.

	Fiscal Year ended December 31,
	2005		2006		2007
	High	Low	High	Low	High	Low
First Quarter (ending March 31)	$0.32	$0.16	$3.20	$1.05	$3.35	$2.63

Second Quarter (ending June 30)	$0.40	$0.25	$3.75	$2.21	$4.00	$2.13

Third Quarter (ending September 30)	$3.00	$0.31	$3.25	$2.50	$5.90	$2.85

Fourth Quarter (ending December 31)	$4.90	$1.08	$3.50	$2.16	$7.71	$3.85

The closing price on April 28, 2008 was $2.22.  All prices listed above prior to July 19, 2007 are over-the-counter market quotations which reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

DIVIDEND POLICY

We have never paid a cash dividend, and do not expect to do so in the foreseeable future.  The terms of our revolving credit facility prohibit the payment of dividends.

SELLING STOCKHOLDERS

We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the Selling Stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.  As of April 28, 2008, the following table sets forth:

•                                          the name of each Selling Stockholder;

•                                          the number and percent of shares of our common stock that each Selling Stockholder beneficially owned prior to the offering for resale of the shares under this prospectus, including warrants to purchase common shares and options to purchase common shares that are exercisable within 60 days of the date of this prospectus;

•                                          the number of shares of our common stock that may be offered for resale for the account of each Selling Stockholder under this prospectus; and

•                                          the number and percent of shares of our common stock to be beneficially owned by each Selling Stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by each Selling Stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Stockholder may offer under this prospectus.  We do not know how long each Selling Stockholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the stockholders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by each Selling Stockholder listed below.

This table is prepared solely based on information supplied to us by the listed Selling Stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.

Name	Shares of Common Stock Beneficially Owned Prior to Offering	Percentage	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering	Percentage
Zeke, L.P. (1)	1,680,000	9.8	1,680,000	0	0
Edward Antoian (1)	1,680,000	9.8	1,680,000	0	0
SF Capital Partners, Ltd. (2)	1,680,000	9.8	1,680,000	0	0
Michael A. Roth (2)	1,680,000	9.8	1,680,000	0	0
Brian J. Stark (2)	1,680,000	9.8	1,680,000	0	0
Enable Growth Partners, L.P. (3)	357,000	2.08	357,000	0	0
Enable Opportunity Partners, L.P. (3)	42,000	*	42,000	0	0
Pierce Diversified Strategy Master Fund, LLC Ena (3)	21,000	*	21,000	0	0
Mitch Levine(3)	420,000	2.44	420,000	0	0
Dolphin Offshore Partners, L.P. (4)	392,000	2.28	392,000	0	0
Peter E. Salas (4)	392,000	2.28	392,000	0	0
Emancipation Capital Master Ltd. (5)	235,000	1.37	235,000	0	0
Charles Frumberg (5)	235,000	1.37	235,000	0	0
Iroquois Master Fund Ltd. (6)	140,000	*	140,000	0	0
Joshua Silverman (6)	140,000	*	140,000	0	0
Nite Capital LP (7)	100,000	*	100,000	0	0
Keith A. Goodman (7)	100,000	*	100,000	0	0
Fort Mason Partners, L.P. (8)	2,436	*	2,436	0	0
Fort Mason Master, L.P. (9)	37,564	*	37,564	0	0
Dan German (8)(9)	40,000	*	40,000	0	0

*                             Less than 1%

(1)                      Includes 480,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise.  See “Description of Capital Stock—General—Warrants” for more information.  Edward Antoian, in his capacity as the general partner of Zeke, L.P., has voting and investment control over the shares held by Zeke, L.P.  Mr. Antoian disclaims beneficial ownership of all of such shares.  The address of Zeke, L.P. is:  c/o Chartwell Investment Partners, 1235 Westlakes Drive, Suite 400, Berwyn, PA 19312.

(2)                      Includes 480,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise.  See “Description of Capital Stock—General—Warrants” for more information.  Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC, which acts as the investment manager and has the sole power to direct the management of SF Capital Partners, Ltd.  Through Stark Offshore, Messers. Roth and Stark possess voting and dispositive power over all of the shares.  Messers. Roth and Stark disclaim beneficial ownership of all of such shares.  The address of SF Capital Partners is:  c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(3)                      Includes 120,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise.  See “Description of Capital Stock—General—Warrants” for more information.  Mitch Levine, in his capacity as the Managing Partner of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena has voting and investment control over the shares held by Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena.  Mr. Levine disclaims beneficial ownership of all of such shares.  The address of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena is:  One Ferry Building, Suite 255, San Francisco, CA 94111.

(4)                      Includes 112,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise.  See “Description of Capital Stock—General—Warrants” for more information.  Peter E. Salas, in his capacity as the general partner of Dolphin Offshore Partners, L.P., has voting and investment control over the shares held by Dolphin Offshore Partners, L.P.  Mr. Salas disclaims beneficial ownership of all of such shares.  The address of Dolphin Offshore Partners, L.P. is:  c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, NY 10003.

(5)                      Charles Frumberg has voting and investment control over the shares held by Emancipation Capital Master Ltd.  Mr. Frumberg disclaims beneficial ownership of all such shares.  The address of Emancipation Capital Master Ltd. is:  1120 Avenue of the Americas, Suite 1504, New York, NY 10036.

(6)                      Includes 40,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise.  See “Description of Capital Stock—General—Warrants” for more information.  Joshua Silverman, has voting and investment control over the shares held by Iroquois Master Fund, Ltd.  Mr. Silverman disclaims beneficial ownership of all of such shares.  The address of Iroquois Master Fund, Ltd. is:  641 Lexington Avenue, 26th Floor, New York, NY 10022.

(7)                      Keith A. Goodman, in his capacity as the manager of Nite Capital LLC, the general partner of Nite Capital LP, has voting and investment control over the shares held by Nite Capital LP.  Mr. Goodman disclaims beneficial ownership of all of such shares.  The address of Nite Capital LP is:  100 East Cook Avenue, Suite 201, Libertyville, IL 60048.

(8)                      Includes 2,436 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise.  See “Description of Capital Stock—General—Warrants” for more information. Dan German, in his capacity as the managing member of Fort Mason Capital, LLC, the general partner of Fort Mason Partners L.P., has voting and investment control over the shares held by Fort Mason Partners L.P.  Mr. German disclaims beneficial ownership of all such shares.  The address for Fort Mason Partners L.P. is: 580 California Street, Suite 1925, San Francisco, CA 94104.

(9)                      Includes 37,564 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise.  See “Description of Capital Stock—General—Warrants” for more information. Dan German, in his capacity as the managing member of Fort Mason Capital, LLC, the general partner of Fort Mason Partners L.P., has voting and investment control over the shares held by Fort Mason Master, L.P.  Mr. German disclaims beneficial ownership of all such shares.  The address for Fort Mason Master, L.P. is: 580 California Street, Suite 1925, San Francisco, CA 94104.

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•                                          through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                                          broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; and

•                                          a combination of any such methods of sale.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.  The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering. Upon any exercise of any warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  At April 28, 2008, there were 17,190,704 shares of our common stock and no shares of preferred stock issued and outstanding.

Common Stock.  Holders of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors.  Holders of our common stock do not have preemptive rights to subscribe for additional shares of common stock we issue.  Holders of our common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor.  Under the terms of our revolving credit facility, we may not pay dividends on shares of the common stock.  In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of Preferred Stock.  All of the outstanding shares of the common stock are fully paid and nonassessable.

Preferred Stock.  Our Board of Directors may, without further action of our stockholders, issue shares of preferred stock in one or more series and fix the designations, powers, preferences and relative, participating, optional or other rights of such series and any qualifications, limitations or restrictions.  Our Board of Directors may, without further action by our stockholders, issue shares of preferred stock which it has designated. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock.  While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by our stockholders and may discourage bids for the common stock at a premium over the market price.

Warrants.  We issued warrants to purchase 1,352,000 shares of common stock in connection with the sale of the common stock to the Selling Stockholders on November 16, 2006.  During 2007, warrants to purchase a total of 80,000 shares were exercised in a “cashless” exercise resulting in the issuance of 35,000 shares of common stock.  The warrants expire on May 15, 2012 and are exercisable at a price of $3.15 per share, subject to certain adjustments.  The exercise price will not, in any event, be adjusted to a price of less than $2.81 per share except in the event of stock dividends, stock splits or similar events.  No holder of a warrant may exercise any portion of a warrant if after giving effect to such exercise such holder (together with its affiliates, and any other person or entity acting as a group) would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of such holder’s warrant.  This limitation may be waived by a holder, at its election, upon not less than 61 days’ prior notice to GlobalSCAPE, to change the limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of such holder’s warrant.

2000 Stock Option Plan.  Under the GlobalSCAPE, Inc. 2000 Stock Option Plan (the “Employee Plan”), which was approved by the Board of Directors and became effective on May 17, 2001, a maximum of 3,660,000 shares of GlobalSCAPE common stock may be awarded.  The exercise price, term and other conditions applicable to each stock option granted under the Employee Plan are generally determined by the Board of Directors.  The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date.  The options generally become exercisable over a three-year period and expire after ten years.  There were options for 1,805,434 shares outstanding under our employee stock option plans as April 28, 2008, of which 846,766 were vested as of April 28, 2008.

2006 Non-Employee Directors Equity Incentive Plan.  On December 19, 2006, the GlobalSCAPE Board of Directors adopted the GlobalSCAPE, Inc. 2006 Non-Employee Directors Long-Term Equity Incentive Plan, or the 2006 Directors Plan.  The 2006 Directors Plan was approved by the stockholders in June 2007.  Under this plan, a maximum of 500,000 shares of GlobalSCAPE common stock may be awarded.  At April 28, 2008, options to purchase a total of 160,000 shares were outstanding of which 80,000 were vested at April 28, 2008.  The 2006 Directors Plan is administered by the Compensation Committee of the Board of Directors which will set the exercise price, term and other conditions applicable to each stock option granted under the Plan.  If options, as opposed to shares, are awarded, the exercise share price shall be no less than 100% of the fair market value on the date of the award while the option terms and vesting schedules are at the discretion of the Compensation Committee.  The 2006 Directors Plan provides that each year, at the first regular meeting of the Board of Directors immediately following GlobalSCAPE’s annual stockholder’s meeting, each non-employee director shall be granted or issued awards of 20,000 shares of GlobalSCAPE common stock, for participation in Board and Committee meetings during the previous calendar year.  The maximum annual award for any one person is 20,000 shares of GlobalSCAPE common stock.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide for our Board of Directors to be divided into three classes of directors serving staggered three-year terms.  As a result,

approximately one-third of our Board of Directors will be elected each year.  Our certificate of incorporation and bylaws provide that our Board of Directors will consist of not less than three nor more than 12 members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office.  Our Board of Directors, and not our stockholders, has the authority to determine the number of directors, and could prevent any stockholder from obtaining majority representation on our Board of Directors by enlarging the Board of Directors and by filling the new directorships with the stockholder’s own nominees.  In addition, directors may be removed by the stockholders only for cause.

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, the President or a majority of the members of our Board of Directors.  This provision may make it more difficult for stockholders to take actions opposed by our Board of Directors.

Our certificate of incorporation and bylaws provide that any action required to be taken or which may be taken by holders of our common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders.  These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above.  The provisions of the certificate of incorporation and bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of GlobalSCAPE from using the written consent procedure to take stockholder action and taking action by consent without giving all of our stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

In addition to the provisions of our certificate of incorporation and bylaws described above, certain provisions of Delaware law could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors.  These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of GlobalSCAPE to first negotiate with our Board of Directors.

We are subject to Section 203 of the Delaware General Corporation Law.  This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•                                          prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•                                          upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                                          on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•                                          any merger or consolidation involving the corporation and the interested stockholder;

•                                          any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                                          subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                                          any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                                          the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent

The transfer agent for our common stock is Mellon Investor Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock.  Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have 18,422,704 shares of our common stock outstanding (including the shares issuable upon exercise of the warrants).  In addition, options to purchase an aggregate of 1,965,434 shares outstanding under our employee stock option plans as of April 28, 2008, of which 846,766 were vested as of April 28, 2008.  Of these shares, the 4,687,000 shares of our common stock sold in this offering will be freely tradable by persons other than our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933.

The remaining shares of our common stock outstanding upon completion of this offering are deemed “restricted” securities under Rule 144 under the Securities Act of 1933.  After expiration of the lock-up agreements described below, all of these restricted securities will be eligible for sale in the public market on the date of this prospectus under Rule 144.

Rule 144

Sales by Non-Affiliates.  In general, under Rule 144, a holder of restricted common shares who is not and has not been one of our affiliates at any time during the three months preceding the proposed sale can resell the shares as follows:

•                                          If we have been a reporting company under the Exchange Act for at least 90 days immediately before the sale, then:

•                                          beginning six months after the shares were acquired from us or any of our affiliates, the holder can resell the shares, subject to the condition that current public information about us must be available (as described below), but without any other restrictions; and

•                                          beginning one year after the shares were acquired from us or any of our affiliates, the holder can resell the shares without any restrictions.

•                                          If we have not been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then the holder may not resell the shares until at least one year has elapsed since the shares were acquired from us or any of our affiliates, and may resell the shares without restrictions after that time.

Sales by Affiliates.  In general, under Rule 144, a holder of restricted common shares who is one of our affiliates at the time of the sale or any time during the three months preceding the sale can resell shares, subject to the restrictions described below.

•                                          If we have been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then at least six months must have elapsed since the shares were acquired from us or one of our affiliates; in all other cases, at least one year must have elapsed since the shares were acquired from us or one of our affiliates.

•                                          The number of shares sold by such person within any three-month period cannot exceed the greater of:

•                                          1% of the total number of our common shares then outstanding; or

•                                          the average weekly trading volume of our common shares during the four calendar weeks preceding the date on which notice on Form 144 with respect to the sale is filed with the SEC (or, if Form 144 is not required to be filed, the four calendar weeks preceding the date the selling broker receives the sell order).

•                                          Conditions relating to the manner of sale, notice requirements (filing of Form 144 with the SEC) and the availability of public information about us must also be satisfied.

Current Public Information.  For sales by affiliates and non-affiliates, the satisfaction of the current public information requirement depends on whether we are a public reporting company under the Exchange Act.

•                                          If we have been a public reporting company for at least 90 days immediately before the sale, then the current public information requirement is satisfied if we have filed all periodic reports (other than Form 8-K) required to be filed under the Exchange Act during the 12 months immediately before the sale (or such shorter period as we have been required to file those reports).

•                                          If we have not been a public reporting company for at least 90 days immediately before the sale, then the requirement is satisfied if specified types of basic information about us (including our business, management and our financial condition and results of operations) are publicly available.

No assurance can be given as to (1) the likelihood of an active market for our common shares developing, (2) the liquidity of any such market, (3) the ability of the shareholders to sell the shares or (4) the prices that shareholders may obtain for any of the shares.  No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time.  Sales of substantial amounts of our common shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the common shares.  See “Risk Factors — Risks Related to Stock Ownership.”

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options granted under our stock plans may be resold, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

LEGAL MATTERS

The validity of the issuance of common stock offered hereby will be passed upon for us by Jackson Walker L.L.P., San Antonio, Texas.

EXPERTS

Our financial statements as of December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 have been audited by PMB Helin Donovan, LLP (formerly Helin, Donovan, Trubee & Wilkinson, LLP), an independent registered public accounting firm, as stated in their report with respect thereto, and are included in this prospectus and in the registration statement in reliance upon the authority of PMB Helin Donovan, LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, and other information with the SEC.  You may read and copy any document which we have filed at the SEC’s public reference room at:

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

Documents filed by us pursuant to the Securities Exchange Act may be reviewed and/or obtained through the Securities and Exchange Commission’s Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Securities and Exchange Commission’s web site (http://www.sec.gov).

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement of which this prospectus is a part but not delivered with this prospectus.  We will provide those reports and documents upon written or oral request and at no cost to the requester.  Requests for reports or documents should be submitted to the company at the following address or telephone number:

GlobalSCAPE, Inc.
6000 Northwest Parkway, Suite 100
San Antonio, Texas 78249
(210) 308-8267

Each of the reports and documents may also be accessed through our website which is located at www.globalscape.com.

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities offered hereby.  As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC.  You may refer to the registration statement, exhibits and schedules for more information about us and such securities.  The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet website.

The SEC allows us to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you by referring you to another document or report filed separately with the SEC.  The information incorporated by reference is deemed to be a part of this prospectus, except to the extent any information is superseded by this prospectus.  The following documents which have been filed by us with the SEC and contain important information about us are incorporated into this prospectus:

•                                          Annual Report on Form 10-K for the year ended December 31, 2007 and filed with the SEC on March 26, 2008;

•                                          Current Report on Form 8-K dated January 7, 2008 and filed with the SEC on January 7, 2008;

•                                          Current Report on Form 8-K dated February 20, 2008 and filed with the SEC on February 20,2008;

•                                          Current Report on Form 8-K dated March 10, 2008 and filed with the SEC on March 10,2008; and

•                                          The description of GlobalSCAPE’s common stock contained in GlobalSCAPE’s Registration Statement on Form 8-A filed on July 17, 2007, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into the registration statement or this prospectus and does not constitute a part hereof.

All documents filed by GlobalSCAPE pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished to the SEC) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of the filing of such document.  Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

4,687,000 Shares

GLOBALSCAPE, INC.

Common Stock

PROSPECTUS

The date of this prospectus is                            , 2008

Until                    , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses, other than discounts, commissions and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being offered hereunder.  All amounts other than the filing fee for the registration statement are estimates.  All of these fees and expenses will be borne by the registrant.

Securities and Exchange Commission Filing Fee	$1,190
Printing Fees and Expenses	$5,000
Legal Fees	$40,000
Accounting and Auditor Fees	$12,500
Miscellaneous Fees	$0
Total	$58,690

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same may be amended, or (iv) for any transaction from which the director derived an improper personal benefit.  If the Delaware General Corporation Law is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

The Company’s Amended and Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except for certain exceptions set forth in the Amended and Restated Certificate of Incorporation, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company.  The right to indemnification set forth in the Amended and Restated Certificate of Incorporation is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Amended and Restated Certificate of Incorporation.  The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors or officers.

The Company’s Amended and Restated Certificate of Incorporation also provides that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

Exhibit Number		Description
2.	1

Agreement and Plan of Merger dated September 22, 2006 by and among GlobalSCAPE, Inc., GA Acquisition Corporation, Availl, Inc., Chuck Shavit, Ellen Ohlenbusch, Craig Randall, Ronald Lachman, Lachman Goldman Ventures LLC and Chuck Shavit as Stockholders’ Representative (Filed as Exhibit 2.1 to Form 8-K filed September 27, 2006).

3.	1	Amended and Restated Certificate of Incorporation (Filed as Exhibit 3.1 to Form 8-K filed November 17, 2006).
3.	2	Amended and Restated Bylaws of the Company effective as of November 13, 2006 (Filed as Exhibit 3.2 to Form 8-K filed November 17, 2006).

Exhibit Number		Description
4.	1	Specimen of Stock Certificate (Filed as Exhibit 4.1 to Annual Report on Form 10-K filed April 2, 2001).
4.	2	Registration Rights Agreement dated November 16, 2006 by and between GlobalSCAPE, Inc. and the Purchasers signatory thereto (filed as Exhibit 4.1 to Form 8-K filed November 17, 2006).
**5.	1	Opinion of Jackson Walker L.L.P. (Previously Filed).
*10.	1	1998 Stock Option Plan as amended May 13, 1999 (Filed as Exhibit 4.2 to Form 10 filed May 12, 2000).
*10.	2	2000 Stock Option Plan dated May 8, 2000 (Filed as Exhibit 4.3 to Form 10 filed May 12, 2000).
*10.	3

Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Agree Not to Claim Any Right of Adjustment dated February 4, 2000 (Filed as Exhibit 4.6 to Form 10 filed May 12, 2000).

*10.	4	Form of 1998 Stock Option Plan Rights Termination Letter Agreement for Employees and Consultants to Cancel Options dated February 8, 2000 (Filed as Exhibit 4.7 to Form 10, filed May 12, 2000).
*10.	5	Form of 1998 Stock Option Plan Rights Termination Letter of Officer to Agree Not to Claim Any Right of Adjustment dated February 8, 2000 (Filed as Exhibit 4.8 to Form 10 filed May 12, 2000).
*10.	6	Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Officer to Agree Not to Exercise Options dated February 8, 2000 (Filed as Exhibit 4.9 to Form 10 filed May 12, 2000).
*10.	7	Form of 1998 Stock Option Plan Reinstatement and Adjustment Letter for Employees dated December 19, 2000 (Filed as Exhibit 10.17 to Annual Report on Form 10-K filed April 2, 2001).
*10.	8	Form of Release and Indemnity Agreement between GlobalSCAPE, Inc. and Employees dated December 19, 2000 (Filed as Exhibit 10.18 to Annual Report on Form 10-K filed April 2, 2001).
*10.	14	Form of Incentive Stock Option Agreement under GlobalSCAPE, Inc. 2000 Stock Option Plan (Filed as Exhibit 10.21 to Annual Report on Form 10-K filed April 1, 2002).
*10.	15	Employment Agreement between GlobalSCAPE, Inc. and Charles R. Poole dated effective July 1, 2005 (Filed as Exhibit 10.1 on Form 8-K filed June 20, 2005).
*10.	16	Incentive Stock Option Agreement between GlobalSCAPE, Inc. and Charles R. Poole dated June 15, 2005 (Filed as Exhibit 10.2 on Form 8-K filed June 20, 2005).
10.	17

Securities Purchase Agreement dated November 13, 2006 by and among GlobalSCAPE, Inc., the Stockholders named in Schedule I thereto and the Purchasers named therein (Filed as Exhibit 10.1 to Form 8-K filed November 17, 2006).

10.	18	Form of Common Stock Purchase Warrant (Filed as Exhibit 10.2 to Form 8-K filed November 17, 2006).

Exhibit Number		Description
10.	19	Loan and Security Agreement dated September 22, 2006 by and between GlobalSCAPE, Inc. and Silicon Valley Bank (filed as Exhibit 10.1 to Form 8-K filed September 27, 2006).
*10.	20	Form of Non-Qualified Stock Option Agreement under the GlobalSCAPE, Inc. 2000 Stock Option Plan (Filed as Exhibit 10.2 to Form 10-Q filed November 13, 2006)
*10.	21	GlobalSCAPE, Inc. 2006 Non-Employee Directors Long-Term Equity Incentive Plan (Previously filed as Exhibit 10.1 to Current Report on Form 8-K filed June 5, 2007).
*10.	22

Form of NonQualified Option Agreement under GlobalSCAPE, Inc. 2006 Non-Employee Directors Long-Term Equity Incentive Plan (Previously filed as Exhibit 10.1 to Quarterly Report on Form 10-Q filed on June 5, 2007).

*10.	23	Form of Employment Agreement for Executive Officers at Vice President-level and above (Previously filed as Exhibit 10.1 to Current Report on Form 8-K filed January 7, 2008).
23.	1	Consent of PMB Helin Donovan, LLP (filed herewith).
**23.	3	Consent of Jackson Walker L.L.P. (Included in Exhibit 5.1)

*                             Management Compensation Plan or Arrangement.

**                      Previously filed.

ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)                                  For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)                                  That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)                                  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, GlobalSCAPE, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on April 29, 2008.

GlobalSCAPE, Inc.

By:	/s/ KELLY E. SIMMONS
Kelly E. Simmons
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kelly E. Simmons, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Security Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorney-in-fact and agents, full power and authority to do and to perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitutes or substitutes, could lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 29, 2008.

Signature	Title

/s/ KELLY E. SIMMONS	President and Chief Financial Officer (Principal Executive Officer
Kelly E. Simmons	and Principal Financial and Accounting Officer)

*	Director
Thomas W. Brown

*	Director
David L. Mann

*	Director
Charles R. Poole

*	Director
Phillip M. Renfro

*	Director
Frank M. Morgan

*By	/s/ KELLY E. SIMMONS
Kelly E. Simmons,
Attorney-in-fact